UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission Filing Number: 001-38205

ZAI LAB LIMITED

(Translation of registrant’s name into English)

4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of New President and Chief Operating Officer

On September 24, 2018, Mr. Tao Fu, a director on the Board of Directors of Zai Lab Limited (the “Company”), was appointed as the President and Chief Operating Officer of the Company.

Upon his appointment as an executive officer of the Company, Mr. Fu resigned from the audit committee of the Board of Directors of the Company. Following such resignation, the audit committee currently consists of two (2) members, both of whom are independent. The Company intends to appoint a new independent director to the audit committee before the end of the grace period under the NASDAQ rules.

Zai has filed as an exhibit to this Form 6-K a press release dated September 27, 2018 announcing the appointment of Mr. Fu as President and Chief Operating Officer of the Company.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued September 27, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZAI LAB LIMITED

	By:	/s/ Billy Cho
	Name:	Billy Cho
	Title:	Chief Financial Officer
Date: September 27, 2018